                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                           Allis-Chalmers Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.15 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   019 645 407
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Adam M. Fox, Esq.
                      Swidler Berlin Shereff Friedman, LLP
                              405 Lexington Avenue
                            New York, New York 10174
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                   May 9, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (Sections) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (Section) 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                    Page 1 of 11 sequentially numbered pages

             Exhibit Index appears at sequentially numbered Page 10.

                                  SCHEDULE 13D

-------------------------                                -----------------------
CUSIP NO. 019645407                                         PAGE 2 OF 11 PAGES
-------------------------                                -----------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

       RER CORP.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       SC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                              [ ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF          7   SOLE VOTING POWER   10,000
   SHARES         --------------------------------------------------------------
BENEFICIALLY         8   SHARED VOTING POWER   0
  OWNED BY        --------------------------------------------------------------
    EACH             9   SOLE DISPOSITIVE POWER  10,000
  REPORTING       --------------------------------------------------------------
   PERSON           10   SHARED DISPOSITIVE POWER    0
    WITH
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      10,000
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0.01%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                      CO
--------------------------------------------------------------------------------

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------------                                -----------------------
CUSIP NO. 019645407                                         PAGE 3 OF 11 PAGES
-------------------------                                -----------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

       AL-CH COMPANY, L.P.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF         7   SOLE VOTING POWER   0
   SHARES        ---------------------------------------------------------------
BENEFICIALLY        8   SHARED VOTING POWER   407,251
  OWNED BY       ---------------------------------------------------------------
    EACH            9   SOLE DISPOSITIVE POWER  0
  REPORTING      ---------------------------------------------------------------
   PERSON          10   SHARED DISPOSITIVE POWER  407,251
    WITH
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              407,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              20.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                              PN
--------------------------------------------------------------------------------

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D
-------------------------                                -----------------------
CUSIP NO. 019645407                                         PAGE 4 OF 11 PAGES
-------------------------                                -----------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

       ROBERT E. NEDERLANDER
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF       7   SOLE VOTING POWER   10,000
   SHARES       ----------------------------------------------------------------
BENEFICIALLY      8   SHARED VOTING POWER   407,251
  OWNED BY      ----------------------------------------------------------------
    EACH          9   SOLE DISPOSITIVE POWER 10,000
  REPORTING     ----------------------------------------------------------------
   PERSON        10   SHARED DISPOSITIVE POWER  407,251
    WITH
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                417,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                21.0%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                                IN
--------------------------------------------------------------------------------

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

-------------------------                                -----------------------
CUSIP NO. 019645407                                         PAGE 5 OF 11 PAGES
-------------------------                                -----------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

       LEONARD TOBOROFF
-------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                      (a) [ ]
                                                                      (b) [X]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS (See Instructions)

       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       UNITED STATES
--------------------------------------------------------------------------------
  NUMBER OF        7   SOLE VOTING POWER 0
   SHARES       ----------------------------------------------------------------
BENEFICIALLY       8   SHARED VOTING POWER   407,251
  OWNED BY      ----------------------------------------------------------------
    EACH           9   SOLE DISPOSITIVE POWER  0
  REPORTING     ----------------------------------------------------------------
   PERSON         10   SHARED DISPOSITIVE POWER  407,251
    WITH
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               407,251
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                 [ ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               20.5%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON (See Instructions)

                               IN
--------------------------------------------------------------------------------

          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION.

                         AMENDMENT NO. 1 TO SCHEDULE 13D
                           ALLIS-CHALMERS CORPORATION

     This Amendment No. 1 to the Statement on Schedule 13D (the "Schedule 13D") amends and supplements the Statement on Schedule 13D filed on September 16, 1992 by Robert E. Nederlander and Leonard Toboroff which relates to the common stock, par value $.15 per share (the "Common Stock"), of Allis-Chalmers Corporation (the "Issuer").

ITEM 1. SECURITY AND ISSUER
        -------------------

     Securities acquired: The Common Stock

     Issuer:   Allis-Chalmers Corporation (the "Issuer")
               4180 Cherokee Drive
               Milwaukee, WI  53045

ITEM 2. IDENTITY AND BACKGROUND
        -----------------------

         (a) This Schedule 13D is being filed for RER Corp., AL-CH Company, L.P., Robert E. Nederlander and Leonard Toboroff (collectively, the "Reporting Persons").

         (b) The principal address and/or office of Leonard Toboroff is c/o Riddell Sports Inc., 1450 Broadway, Suite 2001, New York, NY 10018. The principal address of all other Reporting Persons is c/o Nederlander Company L.L.C., 1450 Broadway, 20th Floor, New York, NY 10018.

         (c) Mr. Nederlander has been President and/or a Director since November 1981 of the Nederlander Organization, Inc., owner and operator of one of the world's largest chains of live theaters, and is also Co-Managing Partner of Nederlander Company L.L.C., owner and/or operator of theaters outside New York City. Mr. Nederlander became Chairman of the Board of the Issuer in May 1989; from 1993 through October 1996 he was Vice Chairman, and thereafter he remained solely a director.

            Mr. Toboroff has been Vice President of Riddell Sports Inc. since April 1988 and a Vice Chairman of the Board and an Executive Vice President of the Issuer since May 1989.

            RER Corp. is a Delaware corporation controlled by Mr. Nederlander.

            AL-CH Company, L.P. is a Delaware limited partnership whose general partners, Q.E.N., Inc., a Michigan corporation, and Lenny Corp., a Delaware corporation, are controlled by Messrs. Nederlander and Toboroff, respectively.

         (d) and (e) During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of Mr. Nederlander and Mr. Toboroff is a United States citizen. RER Corp. is a Delaware corporation. AL-CH Company, L.P. is a Delaware limited partnership.

ITEM 3. SOURCE AND AMOUNT OF FUNDS
        --------------------------

         RER Corp. acquired its interest in the Common Stock pursuant to the terms of an Agreement and Plan of Merger dated May 9, 2001, a copy of which is attached as an exhibit hereto (the "Merger Agreement").

ITEM 4. PURPOSE OF TRANSACTION
        ----------------------

         On May 9, 2001, OilQuip Rentals Inc., a Delaware corporation ("OilQuip"), was merged with and into Allis-Chalmers Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of the Issuer (the "Merger"), pursuant to the terms of the Merger Agreement.

         Pursuant to the Merger Agreement, the Issuer issued 400,000 shares of Common Stock to the former stockholders of OilQuip (including 10,000 shares of Common Stock issued to RER Corp.) and agreed to issue an additional 9,600,000 shares of Common Stock (including 240,000 shares of Common Stock to be issued to RER Corp.) on the date (the "Amendment Date") the Certificate of Incorporation of the Issuer is amended (the "Amendment") to authorize the issuance of such shares. The shares to be issued to RER Corp. on the Amendment Date are not reported in this Schedule 13D, as the Reporting Persons cannot currently ascertain whether such shares will be issued within 60 days of the effective date of the Merger.

         In connection with the Merger, RER Corp. and AL-CH Company, L.P. entered into an Agreement and Proxy pursuant to which each of the parties to the agreement granted to Munawar Hidayatallah, the newly appointed President and Chief Executive Officer of the Issuer, a proxy to vote all Common Stock owned by them in favor of the Amendment and the election of directors, including Messrs. Nederlander, Toboroff and Hidayatallah. The Agreement and Proxy will expire on the Amendment Date.

         Also in connection with the Merger, RER Corp. entered into a Share Transfer Restriction Agreement, dated as of May 2, 2001, pursuant to which each shareholder agreed not to transfer more than twenty percent (20%) of the Common Stock received by each shareholder pursuant to the Merger Agreement within the one year period immediately following the effective date of the Merger. On May 9, 2001, the Share Transfer Restriction Agreement was amended to release RER Corp. as a party thereto.

         In connection with the settlement of unfunded benefit liabilities and the accumulated funding deficiencies related to the Allis-Chalmers Consolidated Pension Plan in 1999, the Issuer, the Pension

Benefit Guaranty Corporation (the "PBGC"), AL-CH Company, L.P., Wells Fargo Bank, as trustee under that certain Amended and Restated Retiree Health Trust Agreement for UAW Retired Employees of the Issuer, and Firstar Trust Company, as trustee under that certain Amended and Restated Retiree Health Trust Agreement for Non-UAW Retired Employees of the Issuer, entered into a Lock-Up Agreement, dated as of March 31, 1999 (the "Lock-Up Agreement"). The Lock-Up Agreement governed the transfer and disposition of shares of Common Stock and the voting of such shares, as well as granted the PBGC a right of sale of its shares prior to AL-CH Company, L.P., the UAW Trust and the Non-UAW Trust. The Lock-Up Agreement also contained a voting component. Each party to the Lock-Up Agreement agreed to vote all shares of Common Stock held by such party (i) in favor of certain specified amendments to the Issuer's certificate of incorporation, (ii) for the election of the persons designated by the PBGC to serve on the Issuer's board of directors and (iii) in favor of the election of the Issuer's directors who are committed to cause, and who do cause, one designee of the PBGC to be appointed to the nominating committee of the Issuer's board of directors and one designee of the PBGC to be appointed as the chairman of the compensation committee of the Issuer's board of directors. Further, each party to the Lock-Up Agreement further agreed not to vote its shares of Common Stock or take any other action to amend the Issuer's certificate of incorporation or by-laws in a manner that is inconsistent with, or in breach of the agreement between the Issuer and the PBGC. In connection with the Merger, AL-CH Company, L.P. entered into a Termination Agreement, pursuant to which the Lock-Up Agreement was terminated.

         Each of the Reporting Persons acquired shares of Common Stock as an investment. Each of the Reporting Persons may seek to acquire or dispose of shares of Common Stock through open market or privately negotiated transactions from time to time in its or his discretion. Any such purchases will be subject to the Agreement and Proxy and the Share Transfer Restriction Agreement, and depend upon the market prices for the shares of Common Stock, the number of shares which may become available for purchase at prices which each of the Reporting Persons regard as attractive and various other factors which each of the Reporting Persons may determine to be relevant.

         Except for the foregoing, no Reporting Person has any present plans or proposals which relate to or would result in any of the actions or events described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons retain their respective rights to modify their plans with respect to the transactions described in this Item 4, to acquire or dispose of securities of the Issuer and to formulate plans and proposals which could result in the occurrence of any such events, subject to applicable laws and regulations.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
        ------------------------------------

         (a) and (b) Messrs. Nederlander and Toboroff, as presidents of the two general partners of AL-CH Company, L.P., have the shared power to vote and to direct the voting of and the shared power to dispose and direct the disposition of the 407,251 shares of Common Stock held by AL-CH Company. L.P. Mr. Nederlander, as president of RER Corp. may be deemed to have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 10,000 shares of Common Stock held by RER Corp. In addition, as president of RER Corp., Mr. Nederlander will have the power to vote and to direct the voting of and the power to dispose and direct the disposition of the 240,000 shares of Common Stock to be received by RER Corp, on the Amendment Date. Accordingly, Mr. Nederlander may be deemed to be the beneficial owner of 417,251 shares of Common Stock, or 21.0% of the outstanding shares of Common Stock as of the date hereof, and may be deemed the beneficial owner of 657,251 shares of Common Stock, or 5.7% of the outstanding shares of Common Stock as of the Amendment Date. Mr. Toboroff may be deemed to be the beneficial owner of 407,251 shares of Common Stock, or 20.5% of the outstanding shares of Common Stock as of the date hereof.

         The number of shares beneficially owned by each of the Reporting Persons and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The ownership of the Reporting Persons is based on 1,988,128 outstanding shares of Common Stock of the Issuer as of May 9, 2001, as reported in the Issuer's Current Report on Form 8-K dated May 15, 2001.

         (c) On May 9, 2001, RER Corp. acquired 10,000 shares of Common Stock, together with the right to acquire 240,000 shares of Common Stock on the Amendment Date, in exchange for RER Corp.'s securities in Oil Quip.

         (d) Not applicable.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        ------------------------------------------------------------------------
        SECURITIES OF THE ISSUER.
        -------------------------

         In connection with the Merger, RER Corp. and AL-CH Company, L.P. entered into an Agreement and Proxy pursuant to which each of the parties to the agreement granted to Munawar Hidayatallah, the newly appointed President and Chief Executive Officer of the Issuer, a proxy to vote all Common Stock owned by them in favor of the Amendment and the election of directors, including Messrs. Nederlander, Toboroff and Hidayatallah. The Agreement and Proxy will expire on the Amendment Date.

         Also in connection with the Merger, RER Corp. entered into a Share Transfer Restriction Agreement, dated as of May 2, 2001, pursuant to which each shareholder agreed not to transfer more than twenty percent (20%) of the Common Stock received by each shareholder pursuant to the Merger Agreement within the one year period immediately following the effective date of the Merger. On May 9, 2001, the Share Transfer Restriction Agreement was amended to release RER Corp. as a party thereto.

         In connection with the settlement of unfunded benefit liabilities and the accumulated funding deficiencies related to the Allis-Chalmers Consolidated Pension Plan in 1999, the Issuer, the PBGC, AL-CH Company, L.P., Wells Fargo Bank, as trustee under that certain Amended and Restated Retiree Health Trust Agreement for UAW Retired

Employees of the Issuer, and Firstar Trust Company, as trustee under that certain Amended and Restated Retiree Health Trust Agreement for Non-UAW Retired Employees of the Issuer, entered into the Lock-Up Agreement. The Lock-Up Agreement governed the transfer and disposition of shares of Common Stock and the voting of such shares, as well as granted the PBGC a right of sale of its shares prior to AL-CH Company, L.P., the UAW Trust and the Non-UAW Trust. The Lock-Up Agreement also contained a voting component. Each party to the Lock-Up Agreement agreed to vote all shares of Common Stock held by such party (i) in favor of certain specified amendments to the Issuer's certificate of incorporation, (ii) for the election of the persons designated by the PBGC to serve on the Issuer's board of directors and (iii) in favor of the election of the Issuer's directors who are committed to cause, and who do cause, one designee of the PBGC to be appointed to the nominating committee of the Issuer's board of directors and one designee of the PBGC to be appointed as the chairman of the compensation committee of the Issuer's board of directors. Further, each party to the Lock-Up Agreement further agreed not to vote its shares of Common Stock or take any other action to amend the Issuer's certificate of incorporation or by-laws in a manner that is inconsistent with, or in breach of the agreement between the Issuer and the PBGC. In connection with the Merger, AL-CH Company, L.P. entered into a Termination Agreement, pursuant to which the Lock-Up Agreement was terminated.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
        --------------------------------

1. Agreement and Plan of Merger dated May 9, 2001, by and among Allis-Chalmers Corporation, Allis-Chalmers Acquisition, Corp. and OilQuip Rentals Inc.

2. Agreement and Proxy dated May 9, 2001, by and among the Pension Benefit Guarantee Corporation, AL-CH Company, L.P., Saeed Shiekh, Munawar Hidayatallah, Colebrooke Investments, Inc., Jeffrey R. Freeman, RER Corp., Howard S. Lorch and Jamie C. Lorch and John L. Palazzola, as amended by a side letter effective May 9, 2001.

3. Share Transfer Restriction Agreement dated May 2, 2001 by and among the Pension Benefit Guarantee Corporation, AL-CH Company, L.P., Saeed Shiekh, Munawar Hidayatallah, Colebrooke Investments, Inc., Jeffrey R. Freeman, RER Corp., Howard S. Lorch and Jamie C. Lorch and John L. Palazzola, as amended by a side letter effective May 9, 2001.

4. Termination Agreement, dated May 9, 2001, by and among Allis-Chalmers Corporation, the Pension Benefit Guaranty Corporation, AL-CH Company, L.P., Wells Fargo Bank, as trustee under that certain Amended and Restated Retiree Health Trust Agreement for UAW Retired Employees of Allis-Chalmers Corporation, and Firstar Trust Company, as trustee under that certain Amended and Restated Retiree Health Trust Agreement for non-UAW Retired Employees of Allis-Chalmers Corporation.

5.   Agreement of Joint Filing.

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         RER CORP.

                                         By: /s/ Robert E. Nederlander
                                             -------------------------
                                             Robert E. Nederlander
                                             President


                                         AL-CH COMPANY, L.P.

                                         By: Q.E.N., Inc., its general partner

                                         By: /s/ Robert E. Nederlander
                                             -------------------------
                                             Robert E. Nederlander
                                             President

                                         and

                                         By: Lenny Corp., its general partner

                                         By: /s/ Leonard Toboroff
                                             --------------------
                                             Leonard Toboroff
                                             President


                                         /s/ Robert E. Nederlander
                                         ---------------------------------------
                                         Robert E. Nederlander


                                         /s/ Leonard Toboroff
                                         ---------------------------------------
                                         Leonard Toboroff


Dated: May 21, 2001